As filed with the Securities and Exchange Commission on August 20, 2026

Securities Act File No. 333-286321

Investment Company Act File No. 811-24072

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 4 ☒

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 7 ☒

ADAMS STREET PRIVATE EQUITY

NAVIGATOR FUND LLC

(Registrant Exact Name as Specified in Charter)

One North Wacker Drive, Suite 2700

Chicago, IL 60606

(Address of Principal Executive Offices)

(312) 553-7890

(Registrant’s Telephone Number, including Area Code)

Eric R. Mansell

Adams Street Advisors, LLC

One North Wacker Drive, Suite 2700

Chicago, IL 60606

(Name and Address of Agent for Service)

Copies to:

Nicole M. Runyan, P.C.

Brad A. Green, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Approximate Date of Commencement of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

☐	immediately upon filing pursuant to paragraph (b) of Rule 486.

☐	on (date) pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☒

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-286321.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No.  4 to the Registration Statement (“Post-Effective Amendment No. 4”) on Form N-2 (File Nos. 333-286321 and 811-24072) of Adams Street Private Equity Navigator Fund LLC (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “1933 Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 4 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 4 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the 1933 Act, this Post-Effective Amendment No. 4 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

Part  A: The financial highlights are incorporated by reference to the Registrant’s Annual Report for the year ended March  31, 2026, as filed with the Securities and Exchange Commission on Form N-CSR on June 1, 2026.

Part B: The audited financial statements of the Registrant and the notes thereto as of March 31, 2026 and for the year ended March 31, 2026 are incorporated by reference to the Registrant’s Annual Report for the year ended March 31, 2026 as filed with the Securities and Exchange Commission on Form N-CSR on June 1, 2026.

(2)	Exhibits:

(a)(1)	Certificate of Formation(1)

(a)(2)	Second Amended and Restated Limited Liability Company Agreement(4)

(b)	Not applicable

(c)	Not applicable

(d)	Amended and Restated Rule 18f-3 Plan(5)

(e)	Distribution Reinvestment Plan(1)

(f)	Not applicable

(g)(1)	Investment Advisory Agreement(1)

(g)(2)	Expense Limitation Agreement(6)

(h)(1)	Distribution Agreement(1)

(h)(2)	Form of Selling Agreement(1)

(h)(3)	Form of Dealer Agreement(1)

(h)(4)	Amended and Restated Distribution and Servicing Plan*

(i)	Not applicable

(j)	Custody Agreement(2)

(k)(1)	Administration Agreement(2)

(k)(2)	Sub-Administration Agreement(1)

(k)(3)	Transfer Agency and Service Agreement(1)

(k)(4)	Trademark License Agreement(1)

(l)	Opinion and Consent of Counsel(3)

(m)	Not applicable

(n)	Consent of Independent Registered Public Accounting Firm(6)

(o)	Not applicable

(p)	Subscription Agreement(3)

(q)	Not applicable

(r)(1)	Code of Ethics of the Registrant(2)

(r)(2)	Code of Ethics of the Adviser(2)

(s)	Filing Fee Table(1)

(t)	Power of Attorney dated August 11, 2026*

*	Filed herewith.

(1)	Incorporated by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2, filed on April 1, 2025 (the “Registration Statement”).

(2)	Incorporated by reference to the corresponding exhibit of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement, filed on May 14, 2025.

(3)	Incorporated by reference to the corresponding exhibit of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement, filed on June 20, 2025.

(4)	Incorporated by reference to the corresponding exhibit of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement, filed on June 30, 2025.

(5)	Incorporated by reference to the corresponding exhibit of Post-Effective Amendment No. 1 to the Registrant’s Registration Statement, filed on August 26, 2025.

(6)	Incorporated by reference to the corresponding exhibit of Post-Effective Amendment No. 3 to the Registrant’s Registration Statement, filed on July 28, 2026.

Item 26. Marketing Arrangements

See the Distribution Agreement and Forms of Dealer Agreement and Selling Agreement, forms of which were filed as Exhibits (h)(1), (h)(2) and (h)(3), respectively, to the Registration Statement.

Item 27. Other Expenses of Issuance and Distribution

Not Applicable.

Item 28. Persons Controlled By Or Under Common Control with Registrant

Each of Adams Street Private Equity Navigator Lev Facilitation LLC and Adams Street Private Equity Navigator Blocker LLC, each a Delaware limited liability company, is a wholly-owned subsidiary of the Registrant and is consolidated for financial reporting purposes. In addition, the Registrant, Adams Street Private Equity Navigator Lev Facilitation LLC and Adams Street Private Equity Navigator Blocker LLC may be deemed to be controlled by Adams Street Advisors, LLC, the Registrant’s investment adviser (the “Adviser”). Information regarding the ownership of the Adviser is set forth in its Form ADV as filed with the Securities and Exchange Commission (the “SEC”) (File No. 801-131949), and is incorporated herein by reference.

Item 29. Number of Holders of Securities

As of June 30, 2026:

Title of Class	Number of Record Holders
Class S	2
Class D	0
Class I	268
Class M	1

Item 30. Indemnification

Reference is made to Section 3.7 of the Registrant’s Second Amended and Restated Limited Liability Company Agreement, incorporated by reference to Exhibit (a)(2) to the Registration Statement. In addition, the Registrant’s various agreements with its service providers contain indemnification provisions. The Registrant hereby undertakes that it will apply these indemnification provisions in a manner consistent with Release No. IC-11330 of the SEC under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation of Section 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant maintains insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that, in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Registrant by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each member, director, executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, director, officer, employee, partner or director, will be set forth in the Prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-131949), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The Registrant’s accounts, books or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained at the offices of: c/o Adams Street Advisors, LLC, One North Wacker Drive, Suite 2700, Chicago, IL 60606; the Custodian and Sub-Administrator at One Congress Street, Suite 1, Boston, MA 02114; the Transfer Agent at One Heritage Drive Building, 1 Heritage Drive, Mail Stop OHD0100, North Quincy, MA 02171; or the Distributor at Three Canal Plaza, Suite 100, Portland, ME 04101.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	Registrant undertakes:

a.	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the 1933 Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” in the effective registration statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.

That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

c.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d.	That, for the purpose of determining liability under the 1933 Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B under the 1933 Act:

(A)

each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the 1933 Act for the purpose of providing the information required by Section 10(a) of the 1933 Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)

if the Registrant is subject to Rule 430C under the 1933 Act: each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.

That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Not applicable.

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, and State of Illinois, on August 20, 2026.

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

By:	/s/ Steve Landau
Steve Landau
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Steve Landau	President and Chief Executive Officer	August 20, 2026
Steve Landau

*/s/ Shannon Carlin	Vice President, Chief Financial Officer and Treasurer (also performs the functions of a principal accounting officer)	August 20, 2026
Shannon Carlin

*/s/ James F. Walker	Director	August 20, 2026
James F. Walker

*/s/ William Adams IV	Director	August 20, 2026
William Adams IV

*/s/ Miguel F. Gonzalo	Director	August 20, 2026
Miguel F. Gonzalo

*/s/ Victoria J. Herget	Director	August 20, 2026
Victoria J. Herget

*/s/ Frank M. Porcelli	Director	August 20, 2026
Frank M. Porcelli

*By:	/s/ Steve Landau
Steve Landau
Attorney-in-Fact

EXHIBIT INDEX

(h)(4)	Amended and Restated Distribution and Servicing Plan
(t)	Power of Attorney dated August 11, 2026